April 25, 2013

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-7410

Attention:	Pamela Long, Assistant Director

Re:	Universal Technology Systems Corp. (“the Company”) Amendment No. 2 to Registration Statement on Form S-1 File No. 333-187308 Filed March 15, 2013

Dear Ms. Long:

In response to your letter of April 11, 2013 addressed to the Company with your comments on the Company’s Registration Statement on Form S-1, filed March 15, 2013, we herewith transmit the Company’s Second Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

The purpose of this Amendment No. 2 is to further clarify our response to your comment number 5.

Prospectus Cover Page

5. Please disclose that investor funds will be immediately available for use by the registrant.

Response:

We concur with the staff and revised the filing to add the following language. “ Any funds received from the sale of shares will be immediately available for use by the registrant”.

Sincerely,

Universal Technology Systems Corp.

/s/ Christopher Conley

Christopher Conley

President & Chief Executive Officer